H.S. Sangra

5000161

(604) 692-3022

hsangra@sangramoller.com

March 17, 2011

VIA EDGAR AND COURIER

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100F Street, N.E.
Washington, D.C. 20549

Attention: Edwin Kim

Dear Sirs/Mesdames:

Re:	Mercer International Inc. (the “Company”) Registration Statement on Form S-4 Filed February 22, 2011 File No.: 333-172391

We act as counsel for the Company and write in connection with the letter dated March 16, 2011 (the “Comment Letter”) from the Securities and Exchange Commission (the “Commission”) commenting on the Company’s Registration Statement on Form S-4 filed with the Commission on February 22, 2011 (File No.: 333-172391). On behalf of the Company, we provide the following response to your comment. For your ease of reference, we have reproduced the numbering in the Comment Letter and have set out below, in italics, the text of your question followed by the Company’s response thereto.

Form S-4

1)
We note that you are registering $300,000,000 aggregate principal amount of new 9.5% senior notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988). See also Morgan Stanley & Co., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Contemporaneously with the submission of this letter, the Company is filing a supplemental letter (the “Supplemental Letter”) stating that the Company is registering $300,000,000 aggregate principal amount of new 9.5% senior notes due 2017 in reliance on the Commission’s position enunciated in the Exxon Capital Holdings Corp., SEC No-Action letter (May 13, 1988). The Supplemental Letter also includes the representations contained in the Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and the Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

March 17, 2011

We trust the foregoing to be in order, but should you have any questions or concerns, please do not hesitate to contact the undersigned at (604) 692-3022 or Andrew Bond of our office at (604) 692-3059.

Yours truly,

SANGRA MOLLER LLP

Per: /s/ H.S. Sangra

H.S. Sangra

Per: /s/ Andrew Bond

Andrew Bond
Washington State Bar No. 257763
California State Bar No. 39502
District of Columbia Bar No. 994014

HSS/AJB/cl
cc.	Mercer International Inc.
Attention: Jimmy S.H. Lee / David M. Gandossi

David Wright Tremaine LLP
Attention: David Wilson, Esq.